

TROUPE

THE DIGITAL JEWELRY COMMUNITY

 # TROUPE

THE WORLDS FIRST SERVICE

WHERE <u>CONSUMERS</u> CAN DESIGN, BUY & SELL CUSTOM JEWELRY

CUSTOMIZABLE FASION IS EXPLODING

2D, SELF-SERVICE CUSTOMIZATION IS SOLVED





$0 to $300MM in 3 yr.





CTA = Customize



Customize anything (2D)

PROBLEM

3D CUSTOMIZATION IS TOO HARD FOR CONSUMERS

SO...CONSUMERS CAN'T DESIGN THEIR OWN JEWELRY



CONSUMERS PLEAD FOR THEIR
PASSION IN JEWELRY



Nicole Burlock
Today at 1:47pm • 🌐

Will Alex and Ani release a crime fighter/superhero line any time soon? Specifically Batman!



Kelly Leipold ▸ **ALEX AND ANI**
March 5 at 3:05pm • 🌐

How about a university at Buffalo charm? Go Bulls!



Virginia Pottinger Trabold ▸ **ALEX AND ANI**
March 3 at 9:23pm Conway, FL • 🌐

When you have sacred cross bracelets back in stock? They keep showing up on Facebook but when I go to order… out of stock



Shay Scaramuzzo ▸ **ALEX AND ANI**
March 2 at 11:15am Staten Island, NY • 🌐

Love your bangles! I have many requests from my friends and colleagues to get a nursing one, RN or medical charm. Please consider! I would buy one asap!



Julie Bojanek Gebhardt ▸ **ALEX AND ANI**
March 1 at 9:15am Warsaw, NY • 🌐

Did you make any bracelets with a flamingo yet? That is one that is close to my heart… please let me know. Or a moon?



Samantha Saladino-Terrio ▸ **ALEX AND ANI**
April 19,2013 • 🌐

Can you make a Boston strong bracelet? I think they would be a big hit!

SOLUTION
DIGITAL JEWELRY COMMUNITY

 **DESIGN**

- Digital Lego; crazy simple CAD
- Stock bracelets, necklaces

 **BUY**

- Huge, photo-realistic digital market
- Topic search

 **SELL**

- Built-in affiliate platform
- Our makers become or sellers

3D Print   Cast*   Finish*   Plate*   Assemble*   Ship   * = Outsourced

CRAZY SIMPLE CAD
JEWELRY IN MINUTES

PHOTO-REALISTIC 3D DESIGN



3D COMPONENT LIBRARY (COMMUNITY)



2D IMAGES → 3D COMPONENTS



TROUPE CHARM & PENDANT DESIGNER

| ▥ TROUPE | **1. Design your charm** | 2. Add bracelet or necklace | 3. Buy or sell | ☰ |

    

Material Charms 3D Art Images Text

$46.27



	Polished 18K Gold Plate
	Satin 18k Gold Plate
	Polished Rhodium Plate
	Polished Sterling Silver
	Satin Sterling Silver
	18K Gold Plated Sterling



FINALIZE CHARM >>

E-COMMERCE RENDERINGS

W/O MANUFACTURING

SHOULD RESULT IN WORLDS LARGEST CUSTOM JEWELRY MARKET



BUILT-IN AFFILATE PLATFORM

SELL MORE, MAKE MORE / UNIT

1. Design your charm	2. Add bracelet or necklace	3. Buy or sell

CAMPAIGN CREATION

1. SET SALES GOAL

Sales Goal [50] Units ⓘ



| 1 | 100 | 200 | 300 | 400 | 500 |

Projected Profit : $1455.32

2. SET PRICE

Material	Sale Price	Profit Per Unit
	72.76	$29.11 ⓘ



SIZING THE MARKET HUGE!

8% CAGR

Global Jewelry Market Without Watches $215B *

Global Charm Jewelry Market $17B *

CHARM PLAYERS

PANDORA $2.5B
LINKS LONDON $1B
ALEX AND ANI $350M
Origami Owl $250M

Consumers already budgeting $$ on similar goods
Customization already coveted in jewelry
- Engravings
- Custom departments in every neighborhood jewelry store
- Charms: semi-custom

* Euromonitor International ** Pandora.net / JCK.com

COMPETITION



LOW HASSLE

CONSUMER SETTLES

CONSUMER ACQUIRES THEIR PASSION

ALEX AND ANI

PANDORA™

TROUPE

STULLER

Etsy

shapeways

i.materialise

sculpteo

HIGH HASSLE

● bigger = higher quality, more complete product, fine details

BUSINESS
MODEL

TYPICAL SKU

Custom Charm with Bangle in Gold Plated Brass

COGS: $7
Retail: $59
GM: 88%

CUSTOMER ACQUISITION

- **Affiliates / Influencers** via email acquisition
- **Group sales** via business development
- Long tail **paid digital marketing**
- **Platform white labeling**

TEAM

 **Andy Fox**
CEO / CTO

  

 **Lauren Nagel**
Marketing

  

 **Jessica Ricci**
Jewelry

 Jessica Ricci Jewelry

FINANCIALS

Year	Y1	Y2	Y3	Y4	Y5
Revenue	$1,040,000	$6,056,000	$19,379,200	$50,385,920	$103,291,136
Total customers	10,400	37,268	92,282	191,946	368,897
Gross Margin	$520,000	$3,936,400	$12,596,480	$32,750,848	$67,139,238
Expenses	$1,482,000	$7,282,340	$11,336,832	$25,545,661	$46,997,467
EBITDA	$962,000	$3,345,940	$1,259,648	$7,205,187	$20,141,772
Investment	1,000,000	5,000,000	-	-	-



TROUPE

THE DIGITAL JEWELRY COMMUNITY
andyfox@troupejewelry.com

ROADMAP


TROUPE
1. Design your charm
2. Add bracelet or necklace
3. Buy or sell
$57.42
Material
Charms
3D Art
Images
Text
Polished 18K Gold Plate
Satin 18k Gold Plate
Polished Rhodium Plate
Polished Sterling Silver
Satin Sterling Silver
18K Gold Plated Sterling
TWINKLE
FINALIZE CHARM >>

Custom Piece + Stock Piece* = Great Price

(* bracelet, bangle, chain, etc.)

LAUNCH
- Pendants, charms
- 6 materials
- Stock: bracelets, necklaces, charms

LAUNCH + 4mo.
- Enamel finishes
- 2 loop pendants
- Pave stones
- Licenced images

LAUNCH + 6mo.
- Any uploaded model (lower res)
- Rings
- Gold, Oxidizing

LAUNCH + 8mo.
- Earrings
- Bead charms
- Bridal